Exhibit 99.14

CONSENT

We hereby consent to the reference to our studies relating to the valuation report of options granted by Plaza Centers N.V. ("the Company") to Elbit Imaging Ltd's Vice Chairman of the Board in respect of the Company's operations in India as of December 31, 2008, dated April 2009, appearing in the Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd., as required by the U.S. Securities and Exchange Commission and in the Shelf Prospectus filed by Elbit Imaging Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ BDO Ziv Haft Consulting & Management Ltd.
BDO Ziv Haft Consulting & Management Ltd.

Tel Aviv, Israel
April 17, 2011